ATCO
GROUP

Corporate Office

08001880

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

April 1, 2008

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated March 6, 2008

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

PROCESSED
APR 22 2008
THOMSON FINANCIAL

SEC Mail Processing Section
APR 08 2008
Washington, DC
100

dlw 4/21

FILE NO. 82-34745

ATCO News Release

ATCO LTD
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
March 6, 2008

ATCO Power Reports Barking Power Station in London, England Resumes Operations

CALGARY, Alberta – ATCO Power reported today that its 1,000 megawatt (MW) Barking Power Station in East London, England, of which ATCO Power owns 25.5%, has resumed full operations. The unplanned outage, originally reported on November 5, 2007, reduced the plant capacity to approximately 400 MW's during this period. Regular operations are expected for the month of March.

Discussions are on-going with insurers and their advisers, who have endorsed the repair strategy and approved interim payments which commenced in early 2008. Business interruption and property insurance is expected to cover the majority of the outage losses after December 9, 2007.

ATCO Power, part of the ATCO Group of Companies, is a world-class developer, construction manager, owner and operator of technologically advanced independent power generation facilities. ATCO Group, an Alberta-based worldwide organization of companies with assets of approximately $8.0 billion and more than 7,800 employees, is comprised of three main business divisions: Power Generation, Utilities (natural gas and electricity transmission and distribution) and Global Enterprises (industrials, technology, logistics and energy services). Further information on ATCO can be found at www.atco.com.

For further information, please contact:

Rick Brouwer
President
ATCO Power
Calgary, Alberta
Phone: (403) 209-6901

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

END